Exhibit 99.4

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

February 18, 2013	NR 4 - 2013

Avrupa Minerals featured on CEO Clips

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that the Company will be featured on CEO Clips on The Documentary Channel.  In the short presentation, Paul Kuhn, President and CEO of Avrupa, discusses the near-term future of the Company and its successful “Prospect Generator” business model.

CEO Clips, a series which profiles the most innovative publicly traded companies in North America, will feature Avrupa on The Documentary Channel beginning today and running on weekdays between 6 a.m. and 12 a.m. through March 2nd.   It can also be viewed online directly from the Avrupa website:  www.avrupaminerals.com

In addition the clip will be posted on these financial portals: BNN.ca Finance, Canadian Business Journal, German Financial Portal, Thomson Reuters Insider Network, MSN Money , Stockhouse, YouTube, Blinkx , on the AVU stock symbol page, as well as on CEO Clips.

The Documentary Channel is “a digital television station devoted to showing the best documentaries from Canada and around the world. With its special emphasis on feature length films, watching Documentary is like having a cinema in your own living room, showing award winning films twenty-four hours a day, seven days a week.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 15 exploration licenses in three European countries, including nine in Portugal covering 2,980 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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